UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

On July 12, 2017, Formula Systems (1985) Ltd. (“Formula” or the “Company”) announced that it has received the approval of the Israeli Securities Authority to a 12-month extension of the term of the Company’s Israeli shelf prospectus filed on August 6, 2015 (as amended on September 3, 2015), under which that prospectus will now remain in effect until August 6, 2018.

A copy of the announcement is appended to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: July 12, 2017	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated July 12, 2017

FORMULA SYSTEMS (1985) LTD. ANNOUNCES EXTENSION OF 2015 SHELF PROSPECTUS

Or Yehuda, Israel, July 12, 2017— Formula Systems (1985) Ltd. (“Formula” or the “Company”) (NASDAQ and TASE: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, announced today that the Israeli Securities Authority extended the term of the Company’s shelf prospectus (no. 2015-02-090930, 2015-02-090939) filed on August 6, 2015 (as amended on September 3, 2015) by 12 months, until August 6, 2018. At this stage, no decision has been made as to the execution of any offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed. Any offering of securities pursuant to the shelf prospectus, may be made only in Israel and only to residents of Israel. Any securities which may be offered under the said shelf prospectus, if offered, will not be offered or sold in the United States or to U.S. persons as defined in Regulation S under the US Securities Act of 1933, as amended (hereinafter “Securities Act”), except pursuant to an applicable exemption from registration under the Securities Act or as part of a transaction that is not subject to the said registration requirements.

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.